February 16, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C.  20549-3561
Attention:  H. Christopher Owings, Assistant Director

Re:          Culp, Inc.
Form 10-K for the Fiscal Year Ended May 2, 2010, filed July 15, 2010
File No. 001-12597

Ladies and Gentlemen:

We received a letter from the Division of Corporate Finance dated February 2, 2011 concerning a review of the company’s Form 10-K for the fiscal year ended May 2, 2010, including comments on that filing.  This letter is delivered in response to those comments, using the same numbering system included in the staff’s letter.

Part II, page 24

Item 5.  Market for the Registrant’s Common Equity, page 24

1.   Comment:

It does not appear that you provide the high and low equity sales price information required by Item 201(a)(ii) of Regulation S-K.  Please provide us with proposed disclosure incorporating this information.

Response:

The high and low sales prices for the company’s common stock for each quarter during the two most recent fiscal years are listed at the end of Item 8 of the report, in Selected Quarterly Data, under the “Stock Data” heading.  In future filings, we will add more specific language to the “Market Information” section of Item 5 (similar to the preceding sentence) to direct readers to the location of this information.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

2.   Comment:

In the fourth paragraph on page 27, the first paragraph on page 28 and the first paragraph on page 32 you attribute sales increases, in part, to “significant improvement in consumer demand....”  Please provide us with proposed disclosure addressing whether you believe this is a trend that you expect will have an impact on continuing operations.

Securities and Exchange Commission
February 16, 2011

Your disclosure should be a discussion and analysis of the issue as seen through the eyes of management.  See Item 303(a)(3) of Regulation S-K.  For additional guidance, refer to Securities Act Release No. 33-8350 (effective Dec. 29, 2003).

Response:

Consumer demand for home furnishings (which incorporate the products marketed by both of our segments) is highly dependent upon general trends in the economy.  As noted elsewhere in the report, purchases of furniture and bedding are discretionary purchases for most individuals and businesses.  For that reason, demand for these products is sometimes more easily influenced by economic trends than demand for other products.  We have found that future trends in the overall economy and consumer spending on home furnishings are difficult to predict with a high level of confidence.  Consumer demand for bedding products increased substantially in the fourth quarter of fiscal 2010 and helped lead to higher sales in our mattress fabrics segment, but it is difficult to predict whether the trend will continue.  For these reasons, the company has adopted a business model that reduces fixed costs and is scalable, particularly in the upholstery fabrics segment.  In the mattress fabrics segment, a “just in time” production and delivery model means that sales are affected very quickly when consumer demand and demand from bedding manufacturers decreases.

In future filings, we will discuss known material trends and uncertainties that affect our financial results, including whether we have the ability to predict the future direction of these trends, as well as management’s plans to respond to those trends.

3.   Comment:

Please provide us with proposed disclosure expanding this and your Liquidity and Capital Resources sections to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way.  For example, we note  your statements on pages 32 and 34 that your are currently facing significant pricing pressures and higher raw material costs, but you provide no further information or analysis.  Discuss whether you expect this trend to continue and how it may impact your plans to expand, your available liquidity, or any other factors.  Further, please discuss in reasonable detail:

●	Material opportunities, challenges, and
●	Risk in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and Securities Act Release No. 33-8350 (effective Dec. 29, 2003)

Securities and Exchange Commission
February 16, 2011

Response:

Our comments about pricing pressures and higher raw material costs were intended to caution readers about projecting trends from fiscal 2010 into fiscal 2011.  This was especially true with regard to raw material prices, as our disclosure had noted that fiscal 2010 benefited from lower raw material prices.  Increased pricing pressure and higher raw material prices typically represent short term risk, although we have noted elsewhere in the document (page 17) that price deflation for our products has had a significant long term impact on our industry.  We have responded to these issues by moving production to areas of lower cost and by changing our business model, especially in upholstery, to a more scalable and less capital intensive model that allows us to control more of our costs and to respond more rapidly to increases or decreases in demand.  In the short term, we attempt to respond to higher raw material prices by looking for alternative sources of raw materials and by seeking ways to re-design fabrics to use component materials that have not increased as much in cost, while at the same time not sacrificing qualilty.  We also seek to increase selling prices where possible to reflect increased raw material costs, but this is often difficult to achieve due to competitive pressures.  We attempt to respond to pricing pressures from customers with efforts to lower our operating costs to meet our competitors prices.  Trends in raw material prices, and overall competitive pricing pressures, are related to conditions in the economy and our industry that are beyond our control and are difficult to project into the future.  In the future, we will expand our disclosure regarding these issues and the methods the company uses to try to respond to the challenges they present.

The effects of raw material price increases and competitive pricing pressures on our liquidity are mostly derived from the effects these issues have on our earnings, and thus our ability to generate cash.  Therefore, the steps described above to respond to higher raw material costs and pricing pressures can affect both profitability and liquidity.  Another factor that affects our liquidity and can be impacted by lower selling prices is management’s decisions regarding capital expenditure levels.  We have included information in the Liquidity and Capital Resources section about past capital expenditures and expectations about future capital expenditure levels in the next fiscal year, which are expected to be funded by cash flow from earnings.  Because of this expectation, significant declines in earnings could affect decisions about capital expenditures.  In some cases, choices must by made between short term enhancements to liquidity by avoiding or delaying certain expenditures and the longer term benefit those capital expenditures might produce by lowering costs and enhancing cash flow and earnings.

We will expand our disclosure in future filings to discuss these and similar issues, to the extent they constitute known material trends or uncertainties that will have, or are reasonably likely to have, a material impact on our revenues, income or liquidity, as well as management’s plans to respond to these trends.

Securities and Exchange Commission
February 16, 2011

  Item 9A(T).  Controls and Procedures, page 107

4.   Comment:

Please confirm to us whether management, including your Chief Executive Officer and Chief Financial Officer, concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed by you under the Exchange Act is accumulated and communicated to management, including your Chief Executive Officer and Chief Financial Officer, in a manner to allow timely decisions regarding the required disclosure.  In this regard, we note your conclusion on page 107 that your disclosure controls and procedures “have been designed to ensure that information required to be disclosed in reports filed by [you]…is accumulated and communicated to management …in a manner to allow timely decisions regarding the required disclosure” (emphasis added).  This is not a conclusion with respect to whether your controls and procedures were effective pursuant to the requirements of Item 307 of Regulation S-K, but rather a conclusion with respect to the intent of the design of your disclosure controls and procedures.  Please advise.  Please also apply this comment to your subsequently filed Form 10-Qs.

Response:

We confirm that as of the end of the periods covered by the reports on management’s assessments of disclosure controls contained in our Form 10-K for the year ended May 2, 2010, the Form 10-Q for the quarter ended August 1, 2010, and the Form 10-Q for the quarter ended October 31, 2010, Culp’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective in all material respects to ensure that information required to be disclosed in reports filed by us under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, in a manner to allow timely decisions regarding the required disclosure.

Conclusion

The Company acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
February 16, 2011

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed all of the concerns and comments included in the staff’s letter.  We appreciate your review of these responses.  If you have further comments or any questions about our responses, please contact the undersigned at the address and telephone number listed above.  Thank you for your consideration.

Sincerely yours,

Culp, Inc.

/s/ Kenneth R. Bowling
Kenneth R. Bowling
Chief Financial Officer